

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2016

Lalit Dhadphale
Chief Executive Officer
HealthWarehouse.com, Inc.
7107 Industrial Road
Florence, Kentucky 41042

> **Re: HealthWarehouse.com, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2016**
> **File No. 000-13117**

Mr. Dhadphale:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notice of 2016 Annual Meeting of Stockholders

1. Please clearly mark as preliminary your form of proxy and preliminary proxy statement, as distinguished from the Notice of the Annual Meeting. See Rule 14a-6(e)(1).

Broker Non-Votes, page 2

2. We note your disclosure under this heading that suggests that brokers will have discretionary authority to vote with respect to the appointment of the independent registered public accountant. It is our understanding that in a contested election such as this solicitation that involves a non-routine matter, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, regardless of whether such proposal is routine or not. Please revise your disclosure to clarify.

Proposal Four – Election of Director by the Series B Preferred Stock, page 12

3. Please revise your description of Mr. Heimbrock's business experience to provide the business experience for the last five years as required by Item 401(e)(1) of Regulation S-

K. In this regard, you did not include the dates covering the remainder of the five year period prior to April 2016.

Other Business, page 21

4. We note your disclosure that proxies will have discretionary authority to vote upon other matters that may properly come before the meeting. Please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c) and providing the disclosure required by and consistent with the standards enunciated within Rule 14a-4(c)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Jerry Heupel
        Silver, Freedman, Taff & Tiernan LLP